UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 000-25121
_____________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

SLEEP NUMBER PROFIT SHARING
AND 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SLEEP NUMBER CORPORATION
1001 Third Avenue South
Minneapolis, Minnesota 55404

SLEEP NUMBER PROFIT SHARING AND 401(k) PLAN

Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025

Signature

Exhibits:

23.1 – Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
Sleep Number Profit Sharing and 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Sleep Number Profit Sharing and 401(k) Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
June 26, 2026

We have served as the auditor of the Plan since 2024.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024
Assets
Cash	$433,125	$318,765

Participant-directed investments at fair value	264,684,488	251,958,683

Receivables:
Notes receivable – participants	3,980,345	4,445,216
Company contributions	—	203,424
Participant contributions	454,500	454,685
Total receivables	4,434,845	5,103,325
Total assets	269,552,458	257,380,773

Liabilities
Accrued liabilities	132,633	95,418
Total liabilities	132,633	95,418
Net assets available for benefits	$269,419,825	$257,285,355

See accompanying notes to financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

Additions to net assets attributed to:
Investment income:
Dividends, interest and capital gains	$3,432,822
Net realized/unrealized appreciation in fair value of investments	32,775,536
Total investment gain	36,208,358

Interest income on notes receivable - participants	367,644

Contributions:
Participant	13,507,727
Company, net	5,293,825
Rollovers	930,629
Total contributions	19,732,181
Total additions	56,308,183

Deductions from net assets attributed to:
Benefits paid to participants	43,701,256
Plan expenses, net	472,457
Total deductions	44,173,713
Increase in net assets available for benefits	12,134,470
Net assets available for benefits - beginning of year	257,285,355
Net assets available for benefits - end of year	$269,419,825

See accompanying notes to financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025
(1) DESCRIPTION OF THE PLAN

The following brief description of the Sleep Number Profit Sharing and 401(k) Plan (Plan), sponsored by Sleep Number Corporation (Plan Sponsor or the Company) provides only general information. Participants should refer to the Plan's summary plan description or official Plan documents for more complete information regarding the Plan’s provisions.

General – The Plan is a tax-qualified defined contribution plan covering all employees. The Plan is available to all common law employees of the Company who are eligible to enroll in the Plan on their date of hire. The Plan is subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's original effective date was January 1, 1994.

Custodian and Recordkeeper – Plan assets are held by Charles Schwab Bank (Trustee, Custodian or Schwab). The Plan's third-party recordkeeper is Milliman, Inc. (Recordkeeper).

Plan Administrator - The general administration of the Plan and the duty to carry out its provisions is vested in the Plan Administrator. The Audit Committee of the Plan Sponsor has delegated the governance powers and responsibilities with respect to the Plan to the Plan Administrator who also serves as the Senior Director, Total Rewards of the Plan Sponsor.

Contributions – Each year, participants may contribute up to a maximum of 50% of eligible earnings on a pre-tax and/or after-tax Roth basis, as defined by the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions (pre-tax or after-tax Roth). Participants may also make rollover contributions to the Plan of distributions they received from other employers' tax-qualified retirement plans. Beginning in 2022 through October 9, 2025, the Company's matching contributions were changed to comply with Internal Revenue Service (IRS) requirements for safe harbor 401(k) plans. As of October 10, 2025, the Company amended the Plan to remove the safe harbor designation and also suspended the Company's matching contribution of participants' eligible earnings. Between January 1, 2025 and October 9, 2025, the Company matched 100% of the first 4% of participants' eligible earnings. Company matching contributions for 2025, net of forfeitures, were $5,293,825 prior to the suspension of the company match. The Company may also make additional profit-sharing contributions at the discretion of the Company’s Board of Directors. No profit-sharing contributions were made in 2025.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their own contributions to the Plan plus actual earnings thereon. For participant contributions made beginning in 2022, the Company's matching contributions are immediately vested. The vesting on the Company’s matching contributions on participant contributions prior to 2022 plus actual earnings thereon is based on years of service. Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, upon death or disability, or upon termination of employment after reaching the Plan's normal retirement age (65).

Forfeitures – Forfeitures from non-vested accounts are used to either reduce Company matching contributions or to pay Plan administrative expenses. The forfeiture balances as of December 31, 2025 and 2024 were $256,253 and $123,913, respectively. Forfeitures were used to pay administrative expenses of $139,377 in 2025.

Notes Receivable – Participants – A participant who is employed with the Company may borrow from their vested Plan accounts, a minimum loan amount of $1,000 up to a maximum loan equal to the lesser of $50,000, or 50% of the participant's vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of the participant's primary residence. The loans are secured by the participant’s account. Loans bear interest at the prime rate plus one percentage point (ranging from 4.25% to 9.50% at both December 31, 2025 and 2024). Principal and interest are paid ratably through payroll deductions each payroll period.

Notes receivable from participants are measured at their unpaid principal balances plus any accrued unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document. Notes receivable from participants are valued at amortized cost, which approximates fair value. No allowance for credit losses has been recorded as of December 31, 2025 or 2024.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025
Investment Options – Participants may direct investment of their account balances in any of the Plan's designated investment fund options (which also includes Company common stock) or a self-directed brokerage account. Participants may modify their investment fund elections daily.

Payment of Benefits – Upon termination of employment (including due to death, disability or retirement), a participant may receive a distribution of their vested account balance in the form of a single lump-sum payment, installment payments or non-periodic payments, subject to certain Plan restrictions. A participant may elect to rollover that distribution into another employers' tax-qualified retirement plan or the participant's individual retirement account. A participant may also elect to withdraw some or all of their vested account balances prior to termination of employment under certain Plan in-service withdrawal provisions. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $106,637 and $57,108 as of December 31, 2025 and 2024, respectively, and are included in accrued expenses in the Statements of Net Assets Available for Benefits.

Administrative Expenses – Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants and fees paid related to benefits paid to participants are charged directly to the participant's account and are included in administrative expenses. Recordkeeping fees, legal fees, audit fees, trustee fees and other reasonable costs of administering the Plan may be paid with Plan assets. Investment related expenses are included in net appreciation (depreciation) of fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Legislation - In December 2022, Securing a Strong Retirement Act (SECURE 2.0) was passed into law. This package of laws builds on the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019. SECURE Act 2.0 covers numerous changes to retirement provisions designed to increase retirement savings, facilitate access to retirement savings, encourage employees to save for retirement, and lower employers’ cost of offering and funding retirement savings plans. The provisions include both required and optional elements and the Plan Administrator will determine the optional provisions to elect. The United States Department of the Treasury and the Internal Revenue Service continue to issue guidance and regulations implementing provisions of SECURE 2.0. The deadline for amending plan documents has been extended to December 31, 2026, as such, the Plan sponsor is currently evaluating the provisions of SECURE 2.0 and related guidance to determine the full impact to the Plan and participants.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4, Fair Value Measurements, for the disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits – Benefit payments are recorded upon distribution.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, collective trusts or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Market risks include global events, such as a pandemic, or international conflict, which could impact the value of investment securities. Due to

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025
the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Market Risk – As of both December 31, 2025 and 2024, approximately 1% of the Plan’s net assets available for benefits were invested in the common stock of the Company. The Plan purchased $2.6 million and sold $0.8 million of the Company's common stock during 2025. As of December 31, 2025 and 2024, the Plan held 423,865 and 303,939 shares of the Company's common stock with a cost basis of $9,980,612 and $11,240,967, respectively. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance.

During the year ended December 31, 2025, the Plan's investment in the Company Stock Fund experienced a significant decrease in fair value due to a decline in the market price of the Company's common stock. The Company's stock price decreased 44% during 2025.

Subsequent to December 31, 2025, the market price of the Company’s common stock declined materially. From January 1, 2026 through June 15, 2026, the stock price decreased 95%. Had this decline occurred as of year end, the fair value of the Plan’s investment in Company stock would have decreased by $3.4 million. Management evaluated this event and determined that disclosure was appropriate; however, no adjustment to the accompanying financial statements has been made as the event occurred after the balance sheet date.

As of December 31, 2025 and 2024, the Plan also had $65.3 million and $63.3 million, respectively, invested in one fund that represented 10% or more of the Plan's net assets available for benefits. This fund, Fidelity 500 Index Fund, represented 24% and 25% of the Plan's net assets available for benefits as of December 31, 2025 and 2024, respectively.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Subsequent Events – Events that have occurred subsequent to December 31, 2025 have been evaluated through the date these financial statements were issued.

On June 12, 2026, Sleep Number Corporation and its subsidiaries (together with Sleep Number, the "Debtors"), filed voluntary petitions for relief under Chapter 11 of title 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Management evaluated this event and determined that it represents a nonrecognized subsequent event. The Plan has not been amended as a result of the filing, and, as of the date the financial statements were available to be issued, no changes to Plan benefits, eligibility, or administrative processes had been made. Management is evaluating the effect of the bankruptcy filing on the Plan, including any impact on amounts due from the plan sponsor or sponsor-related matters. Management does not believe the filing has had a material effect on the Plan.

(3) INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated October 30, 2017 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

United States GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is currently open to audit under the statute of limitations by the IRS for the 2022 through 2024 tax years.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

(4) FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board's (FASB’s) guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Plan management uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•Level 1 – observable inputs such as quoted prices in active markets;
•Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, including:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets in nonactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by other observable market data; and
•Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used as of December 31, 2025 compared with the prior year.

Mutual Funds – The fair value of mutual funds are determined by net asset value (NAV) of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

Collective Investment Trusts (CIT) –The Plan uses NAV per share of the funds provided by the Trustees of each respective fund as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund would sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the fund, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The fund's units are issued and redeemed daily at the constant NAV of $1 per unit.

Sleep Number Corporation Common Stock – Sleep Number Corporation common stock is valued at the quoted market price on the last trading day of the Plan year.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

The valuation methods described could result in fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025
The following tables present, by level in the fair value hierarchy, the Plan’s investments at fair value:

December 31, 2025	Level 1	Level 2	Level 3	Total
Sleep Number Corporation common stock	$3,585,898	$—	$—	$3,585,898
Mutual funds	103,436,677	—	—	103,436,677
Self-directed brokerage account	5,240,445	—	—	5,240,445
Total investments in the fair-value hierarchy	$112,263,020	$—	$—	$112,263,020

Investments in Collective Trust funds at net asset value(1)				152,421,468

Total investments at fair value				$264,684,488

December 31, 2024	Level 1	Level 2	Level 3	Total
Sleep Number Corporation common stock	$4,632,030	$—	$—	$4,632,030
Mutual funds	103,377,443	—	—	103,377,443
Self-directed brokerage account	4,966,337	—	—	4,966,337
Total investments in the fair-value hierarchy	$112,975,810	$—	$—	$112,975,810

Investments in Collective Trust funds at net asset value(1)				138,982,873

Total investments at fair value				$251,958,683
________________________________
(1) In accordance with FASB Subtopic 820-10, certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

(5) PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to, or used by, a related party are prohibited under ERISA unless a specific exemption applies. Schwab, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invested in certain investments issued by Schwab and in common stock of the Company (see Note 2: Significant Accounting Policies, Concentration of Market Risk for more information on the transactions in the Company's common stock). Notes receivable from participants are also considered party-in-interest transactions. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions. Officers and employees of the Company provide services related to the Plan and are not compensated by the Plan. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SUPPLEMENTAL INFORMATION

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2025

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Fidelity 500 Index Fund	Mutual Fund	**	$65,298,495
	Fidelity Mid Cap Index Fund	Mutual Fund	**	13,226,356
	Fidelity Small Cap Index Fund	Mutual Fund	**	3,069,190
	Fidelity Total International Index Fund	Mutual Fund	**	3,570,854
	Fidelity US Bond Index	Mutual Fund	**	1,989,342
	Loomis Sayles Small Cap Growth Fund Institutional Class	Mutual Fund	**	7,346,593
	MFS New Discovery Value Fund Class R6	Mutual Fund	**	6,196,284
	Pimco Global Bond Opportunities Fund (USD-Hedged) Institutional	Mutual Fund	**	2,015,415
	Victory Trivalent International Small-Cap Fund Class R6	Mutual Fund	**	724,148
	Putnam Stable Value Fund	Collective Investment Trust	**	12,269,841
	FIAM Core Plus Commingled Pool I	Collective Investment Trust	**	5,833,478
	Great Gray Europacific GR CL CT	Collective Investment Trust	**	11,964,773
	Vanguard Target Retirement 2020 TR II	Collective Investment Trust	**	2,775,097
	Vanguard Target Retirement 2025 TR II	Collective Investment Trust	**	7,224,402
	Vanguard Target Retirement 2030 TR II	Collective Investment Trust	**	11,571,458
	Vanguard Target Retirement 2035 TR II	Collective Investment Trust	**	15,375,558
	Vanguard Target Retirement 2040 TR II	Collective Investment Trust	**	18,252,810
	Vanguard Target Retirement 2045 TR II	Collective Investment Trust	**	20,845,338
	Vanguard Target Retirement 2050 TR II	Collective Investment Trust	**	16,894,561
	Vanguard Target Retirement 2055 TR II	Collective Investment Trust	**	16,534,662
	Vanguard Target Retirement 2060 TR II	Collective Investment Trust	**	6,543,431
	Vanguard Target Retirement 2065 TR II	Collective Investment Trust	**	2,985,753
	Vanguard Target Retirement 2070 TR II	Collective Investment Trust	**	1,072,190
	Vanguard Target Retirement Income TR II	Collective Investment Trust	**	2,278,116
*	Self-directed brokerage account	Various	**	5,240,445
*	Sleep Number Corporation common stock	Common stock	**	3,585,898
*	Notes receivable – participants	Participant loans secured by participant–vested balance with interest rates of 4.25% to 9.50% and maturing in 2026 to 2038	$0	3,980,345
		Total		$268,664,833
* Party-in-Interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SLEEP NUMBER PROFIT SHARING AND 401(k) PLAN
(Name of Plan)

Date:	June 26, 2026	By:	/s/ Nichole Berg
Nichole Berg
Sr. Director, Total Rewards & Plan Administrator